

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Bryan Baldasare
Executive Vice President, Chief Financial Officer
MERIDIAN BIOSCIENCE INC
3471 River Hills Drive
Cincinnati, Ohio 45244

>   **Re: MERIDIAN BIOSCIENCE INC**
>   **Registration Statement on Form S-3**
>   **Filed November 23, 2020**
>   **File No. 333-250878**

Dear Mr. Baldasare:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: F. Mark Reuter, Esq.